

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 6, 2009

Arthur Whipple
Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085

> **Re:** **PLX Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 20, 2009**
> **File No. 333-156760**

Dear Mr. Whipple:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please provide the bulleted representations from the closing language of our letter dated February 5, 2009 and reprinted below, with your next amendment.

Selling Stockholders, page 14

2.   We note the Schedule 14A filed on March 12, 2009 seeking shareholder approval under for the issuance of 3.4 million shares that are being offered for resale by the

selling shareholders. Because the shares are not outstanding and cannot be issued until shareholders vote to approve the issuance, please confirm that you will not request acceleration of the effective date of this registration statement until after you have obtained shareholder approval for their issuance. Alternatively, remove these shares from the registration statement.

3.   Please revise to identify the individuals who have or share voting and/or investment control of the shares held by the entities identified in the table.

Information Incorporated by Reference, page 18

4.   We note that you have incorporated your Form 8-K filed on March 18, 2009. We are issuing comments on this Form 8-K concurrently with our review of the Form S-3 and preliminary proxy statement on Schedule 14A. We also note that you incorporate by reference your Form 10-K for fiscal year ended December 31, 2008, which does not include Part III information. Please confirm that you will resolve outstanding comments on the Form 8-K and file the Part III disclosure, either in a proxy statement within 120 days of your fiscal year end or in an amendment to your Form 10-K, prior to requesting acceleration of this Form S-3. Please note that the staff may have further comments when the Part III information is filed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen J. Schrader, Esq.
        Baker & McKenzie LLP
        (via facsimile)